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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46173

RECEIVED MAR 04 2002 SEC MAIL PROCESSING SECTION WASH., D.C. 143

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
TGH Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

460 Norristown Road, Suite 460
(No. and Street)

Blue Bell	**Pennsylvania**	**19422**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas R. Moore **610-834-4022**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

1700 Market Street	**Philadelphia**	**PA**	**19103**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 21 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

AFFIRMATION

I, Douglas R. Moore, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to TGH Securities, Inc. for the year ended December 31, 2001, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Douglas R. Moore 2/28/02

Signature Date

Chief Financial Officer

Notary Public

Notarial Seal
Joan Curtin, Notary Public
Philadelphia, Philadelphia County
My Commission Expires July 12, 2004

Member, Pennsylvania Association of Notaries

TGH Securities, Inc. (a wholly owned subsidiary of Thistle Group Holdings, Co.)

Statement of Financial Condition as of December 31, 2001 and Independent Auditors' Report and Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

Deloitte & Touche LLP
Twenty-Second Floor
1700 Market Street
Philadelphia, Pennsylvania 19103-3984

Tel: (215) 246-2300
Fax: (215) 569-2441
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
TGH Securities, Inc.
Blue Bell, Pennsylvania

We have audited the accompanying statement of financial condition of TGH Securities, Inc. (a wholly owned subsidiary of Thistle Group Holdings, Co.) (the "Company") as of December 31, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of TGH Securities, Inc. at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

February 1, 2002

TGH SECURITIES, INC.
(a wholly owned subsidiary of Thistle Group Holdings, Co.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$ 325,500
Good faith deposit	55,000
Due from clearing broker	1,984,689
Securities owned - at fair value, held by clearing broker	14,260,612
Furniture, equipment and leasehold improvements, at cost, net of accumulated depreciation and amortization of $15,454	14,007
Intangible asset, net of accumulated amortization of $7,000	13,000
Prepaid income taxes	168,933
Other assets	53,213
Total assets	$ 16,874,954

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 104,336
Due to clearing broker	14,108,835
Income taxes payable	225,263
Due to affiliate	175,000
Total liabilities	14,613,434
Commitments and contingencies	
Stockholder's equity:	
Common stock, par value $1, authorized, 1,000 shares; issued and outstanding, 1,000 shares	1,000
Additional paid-in capital	1,999,000
Retained earnings	261,520
Total stockholder's equity	2,261,520
Total liabilities and stockholder's equity	$ 16,874,954

See notes to financial statements.

TGH SECURITIES, INC.
(a wholly owned subsidiary of Thistle Group Holdings, Co.)

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2001

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business - TGH Securities, Inc. ("TGH") is a wholly owned subsidiary of Thistle Group Holdings, Co. ("Thistle"). Thistle acquired the license to conduct the business of TGH on February 3, 2000.

TGH provides institutional brokerage services. TGH is a registered securities broker/dealer and is a member of the National Association of Securities Dealers, Inc.

Use of Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

Fair Value of Financial Instruments - The carrying amounts of the financial instruments of TGH approximate their fair values due to their short-term nature.

Securities Transactions - Securities transactions and the related commissions, execution and clearing fees are recorded on a trade-date basis.

Furniture, Equipment and Leasehold Improvements - Furniture, equipment and leasehold improvements are carried at cost, net of depreciation and amortization. Depreciation of furniture and equipment is provided on a straight-line basis over the estimated useful lives of the assets, principally five years. Computer hardware and software are depreciated over the estimated useful lives of the assets, principally three years.

The cost of assets retired or otherwise disposed of and the related accumulated depreciation are eliminated from the accounts in the year of disposal and the resulting gain or loss is credited or charged to operations.

Cash and Cash Equivalents - TGH considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Securities Owned - Securities owned consist of short-term investment grade municipal bonds that are three years and under to maturity, which are held and may be pledged by the clearing broker.

Income Taxes - TGH files separate state and local income tax returns and is included in the consolidated federal income tax return filed by Thistle. Federal income taxes are calculated as if TGH filed on a separate return.

The amount of deferred taxes is determined by applying the currently enacted tax rate to future years for differences between the financial statement carrying amount and the tax basis of existing assets

and liabilities. For the period ended December 31, 2000, deferred taxes are not material to the financial statements and therefore have not been separately disclosed.

2. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

At December 31, 2001, furniture, equipment and leasehold improvements were as follows:

Furniture and equipment	$ 20,269
Computer hardware and software	9,192
Total	29,461
Accumulated depreciation and amortization	(15,454)
	$ 14,007

3. COMMITMENTS AND CONTINGENCIES

Lease Commitments

TGH leases its office space and certain equipment. Future minimum lease commitments under noncancelable operating leases are $5,550 and are payable in 2002.

Litigation

In the normal course of business, TGH may be named as a defendant in various lawsuits and may be involved in certain investigations and proceedings. Some of these may involve claims for substantial amounts. It is the opinion of management, after consultation with counsel, that there are no matters pending against TGH that could have a material effect on the financial statements.

4. NET CAPITAL REQUIREMENTS

TGH is a registered broker/dealer and, accordingly, is subject to the minimum net capital requirement of the Uniform Net Capital Rule under the Securities Exchange Act of 1934 (Rule 15c3-1). TGH is required to maintain minimum net capital, as defined, equal to the greater of $100,000 or 6-2/3 percent of aggregate indebtedness as defined in Rule 15c3-1 under the Securities Exchange Act of 1934. At December 31, 2001, TGH has net capital of $1,840,318, which is $1,740,318 in excess of required net capital. TGH's aggregate indebtedness to net capital ratio is 5 to 1.

5. SPECIAL ACCOUNT FOR THE EXCLUSIVE BENEFIT OF CUSTOMERS

TGH is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to Rule (k)(2)(ii). As an introducing broker, TGH clears customer transactions on a fully disclosed basis with Weiss, Peck & Greer ("WPG") and promptly transmits all customer funds and securities to WPG. WPG carries all of the accounts of such customers and maintains and preserves such books and records.

6. RELATED PARTY TRANSACTIONS

TGH receives services representing certain computer maintenance and recordkeeping services provided by a company affiliated by common control.

7. EMPLOYEE BENEFIT PLANS

TGH participates in a savings plan sponsored by a company affiliated by common control covering full-time employees of TGH who have attained one year of service and are at least 21 years of age. The sponsor matches a portion of the employees' contributions which vest after five years of continued employment.

8. CREDIT RISK

TGH is engaged in brokerage activities servicing institutional investors. Customer securities transactions are cleared through WPG on a fully-disclosed basis. These activities may expose TGH to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations. As a result, TGH's exposure to credit risk can be directly impacted by volatile trading markets, which may impair the customers' ability to satisfy their obligations.

The agreement between TGH and WPG provides that TGH is obligated to assume any exposure related to nonperformance by its customers. TGH seeks to control the risk associated with nonperformance by monitoring all customer activity and reviewing information it receives from WPG on a daily basis. In addition, TGH has a policy of reviewing, as considered necessary, the credit standing of customers and counterparties with which it conducts business.

* * * * * *

Deloitte & Touche LLP
Twenty-Second Floor
1700 Market Street
Philadelphia, Pennsylvania 19103-3984

Tel: (215) 246-2300
Fax: (215) 569-2441
www.us.deloitte.com

Deloitte & Touche

February 1, 2002

TGH Securities, Inc.
460 Norristown Road, Suite 460
Blue Bell, Pennsylvania 19422

In planning and performing our audit of the financial statements of TGH Securities, Inc. (a wholly owned subsidiary of Thistle Group Holdings, Co.) (the "Company") for the year ended December 31, 2001 (on which we issued our report dated February 1, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP